COMPLETION OF THE SALE BY HL GLOBAL ENTERPRISES LIMITED OF ALL ITS SHARES IN LKN INVESTMENT INTERNATIONAL PTE. LTD.

Singapore, Singapore – December 1, 2017 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that HL Global Enterprises Limited (“HLGE”) (a company in which China Yuchai has a 48.9% equity interest) has completed the sale of all its shares in LKN Investment International Pte. Ltd. (“LKNII”), which holds hotel properties in China, to an affiliate of Jingrui Holdings Limited (“LKNII Disposal”).

As announced by the Company on October 31, 2017, LKNII has completed the sale of its 60% equity interest in Copthorne Hotel Qingdao Co., Ltd. (“CHQ Disposal”). Under the terms of the sale and purchase agreement relating to the LKNII Disposal, the aggregate sum that HLGE is entitled to receive pursuant to the LKNII Disposal on the basis that the CHQ Disposal has been undertaken by LKNII would be approximately RMB604.88 million (before deducting tax and relevant expenses, and subject to certain adjustments, if any). The RMB604.88 million includes the proceeds from the CHQ Disposal which have been distributed by LKNII to HLGE by way of a combination of dividends and the redemption of preference shares held by HLGE in LKNII.

On a preliminary basis, the Company expects to record a profit after tax of RMB320.0 million and a profit attributable to equity holders of the parent of RMB160.0 million as a result of the LKNII Disposal and the CHQ Disposal.

About China Yuchai

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2016, GYMCL sold 320,424 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made, and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss
Phone: +1 646-726-6511
Email: cyd@bluefocus.com